SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on December 29, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: December 30, 2005	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACTS:	Gary S. Maier/Crystal Chang Warner
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS IN COMPLIANCE WITH NASDAQ LISTING REQUIREMENTS CONCERNING INDEPENDENT DIRECTORS

-- Appoints Two Board Members --

HONG KONG - December 29, 2005 - Highway Holdings Limited (Nasdaq: HIHO) today said that it has remedied the one outstanding issue related to continued listing on Nasdaq and the company is now in compliance with Marketplace Rule 4350 (c) (1), which pertains to the matter of “independent” directors. Nasdaq has issued a letter to Highway Holdings confirming the company’s compliance and stating that the matter is now closed.

In addition, the company identified and appointed two additional independent directors to address the Nasdaq compliance Rule requirements. The company has appointed to its board Brian Geary, 49, an executive based in San Diego with extensive stretch forming of metal manufacturing experience within the aerospace industry; and, George Wing Chan Leung, 52, a Hong Kong-based executive with more than 27 years of manufacturing and marketing experience.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to the company’s ability to meet the Nasdaq continued listing requirements, and various economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission and the company’s annual reports on Form 20-F.

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